REGISTRATION WITHDRAWAL

MSC Capital, LLC

201 S. College Street, Suite 1690

Charlotte, North Carolina 28244

September 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention:	Karen Rossotto
Jay Williamson

Re:	MSC Capital, LLC
Withdrawal of Registration Statement on Form 10-12G
Filed July 31, 2020
File No. 000-56189

Ladies and Gentleman,

On behalf of MSC Capital, LLC (the “Company”), we hereby request that the Registration Statement on Form 10-12G (File No. 000-56189), filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2020 (the “Registration Statement”), be withdrawn effective immediately. If not withdrawn, the Registration Statement would automatically become effective on September 29, 2020, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. Concurrent with the withdrawal, the Company intends to file a new Registration Statement on Form 10-12G (the “Replacement Registration Statement”) with the Commission. The Replacement Registration Statement will address the comments that have been received from the staff of the Commission, but is otherwise expected to be substantially identical to the Registration Statement.

The Company believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. It is our understanding that this application for withdrawal will be deemed granted as of the date it is filed with the Commission.

Should you have any questions regarding this request for withdrawal, please do not hesitate to contact Thomas J. Friedmann at (617) 728-7120 or thomas.freidmann@dechert.com.

Very Truly Yours,

/s/ Marie Bober
Marie Bober
Chief Compliance Officer and Secretary
MSC Capital, LLC

/s/ Glenn Duffy
Glenn Duffy
Chief Executive Officer, Chief Investment Officer and President
MSC Capital, LLC